UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Delcath Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24661P807

(CUSIP Number)

McCarter & English, LLP

Four Gateway Center

100 Mulberry Street

Newark, New Jersey 07102

Attention: Veronica H. Montagna

973-639-7948

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13D	Page 2 of 6 Pages

1.	NAME(S) OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerard Michel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 542,612 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 542,612 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 542,612 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes 125,864 shares of common stock, and 416,748 shares of common stock which may be acquired by the Reporting Person upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days of the date of the event reported on the cover page of this Statement.

(2)

Based on 8,597,682 shares of the Issuer’s common stock issued and outstanding as of July 20, 2022 (which consists of (i) 7,906,728 shares outstanding as of May 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2022 plus (ii) 690,954 shares sold in a private placement transaction on July 20, 2022 discussed herein below and reported in the Issuer’s Form 8-K filed on July 20, 2022).

CUSIP No. 24661P807	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Delcath Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1633 Broadway, Suite 22C, New York, New York 10019.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Gerard Michel (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o Delcath Systems, Inc., 1633 Broadway, Suite 22C, New York, New York 10019.

(c)	The Reporting Person is an individual presently employed as the Chief Executive Officer of the Company.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock to which this Schedule 13D relates have been purchased by the Reporting Person in cash using the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

On July 18, 2022, the Company and certain accredited investors, including the Reporting Person, entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Company agreed to sell and issue to the investors in a private placement (the “Private Placement”): (i) an aggregate of 690,954 shares of Common Stock at a purchase price of $3.98 per share and (ii) in lieu of shares of Common Stock, 566,751 pre-funded warrants to purchase Common Stock at a purchase price of $3.97 per pre-funded warrant, which pre-funded warrants have an exercise price of $0.01 per share of Common Stock and are immediately exercisable and remain exercisable until exercised in full. The Reporting Person purchased and was issued 62,814 shares of Common Stock in the Private Placement, which closed on July 20, 2022.

In connection with the Private Placement, the Company and the investors entered into a registration rights agreement dated July 18, 2022 (the “Registration Rights Agreement”), providing for the registration for resale of the securities (including the shares of Common Stock underlying the pre-funded warrants) issued under the Securities Purchase Agreement that are not then registered on an effective registration statement, pursuant to a registration statement to be filed with the Securities and Exchange Commission on or prior to September 16, 2022.

CUSIP No. 24661P807	13D	Page 4 of 6 Pages

The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement and Registration Rights Agreement, copies of which are filed as Exhibits A and B hereto and incorporated herein by reference.

The Reporting Person holds the Common Stock for investment purposes. The Securities Purchase Agreement and the Registration Rights Agreement were not entered into, and the shares of Common Stock were not acquired by the Reporting Person, and are not held by the Reporting Person for the purpose or with the effect of changing or influencing the control of the Company. The Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other persons. All transactions involving Common Stock by the Reporting Person are subject to the Company’s policies, including its policies with respect to insider trading. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a, b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c)

Except for the shares of Common Stock purchased by the Reporting Person pursuant to the Securities Purchase Agreement, the Reporting Person has not effected any transaction relating to the Company’s Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 above is hereby incorporated by this reference in this Item 6. To the Reporting Person’s knowledge, except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 24661P807	13D	Page 5 of 6 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

A	Securities Purchase Agreement dated July 18, 2022 among Delcath Systems, Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 20, 2022)

B	Registration Rights Agreement dated July 18, 2022 among Delcath Systems, Inc. and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 20, 2022)

CUSIP No. 24661P807	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2022

By:	/s/ Gerard Michel
Gerard Michel